Filed Pursuant to Rule 424(b)(3)
Registration No. 333-162132

SUPERFUND GREEN, L.P. – SERIES A AND SERIES B SUPPLEMENT
DATED JUNE 25, 2012 TO PROSPECTUS DATED MAY 8, 2012

MAY 2012 PERFORMANCE UPDATE

	May 2012	Year to Date	Total NAV 05/31/2012	NAV per Unit 05/31/2012

Series A	15.78%	6.78%	$28,998,710	$1,395.02
Series B	23.63%	11.86%	$32,027,553	$1,556.53

          * All performance is reported net of fees and expenses

Fund results for May 2012:

          The Fund’s trading strategies produced exceptional results in May as uncertainty and eroding optimism dominated market sentiment, sending investors on a broad-based flight to safety. Falling business confidence in Germany, rising euro-zone unemployment, and a shrinking manufacturing sector led to dramatic risk reduction across all sectors. The euro decreased to a nearly two-year low as investors sought the safety of the U.S. dollar, pressuring commodities. The S&P GSCI index of 24 commodities plunged 13%, its worst month since the recession of 2008. Demand for capital preservation drove yields of safe-haven debt instruments to all-time lows. The Fund’s short-term models enhanced monthly gains with profitable positions in CME Australian dollar, Comex gold and CBT U.S. T-Bonds.

          The Fund’s equity positions excelled in May as markets fell sharply on weakening economic conditions. European economies continued to soften with negative quarterly GDP and falling indices in the UK (-7.5%), Italy (-10.4%), Spain (-11.8%), and Greece (-30.6%). Even though Germany managed to show slight positive GDP growth of .5%, Dax futures fell 7.9%. The possibility of a Greek departure from the euro-zone increased as economic and political pressures mount. In the U.S., the Dow slipped 5.3% as factory orders fell 1.5% and leading indicators slipped 0.1%, leaving only modest growth expectations for the near-term. The U.S. added 115,000 jobs in April, the fewest since October, 2011. Shares across Asia were decidedly weak with the Hang Seng (-11.5%), Nikkei (-10.2%), and MSCI Taiwan (-3.5%) sinking on weakening export demand.

          The Fund’s bond exposure returned substantial profits in May as the risk-off trade prevailed in response to the unresolved debt crisis in Europe. Elevated fears that Greece may leave the euro-zone and an increasingly troubled Spanish banking sector combined to lift borrowing costs for at-risk sovereigns. Fear-driven investment poured into safe-haven assets in Germany, the U.S., and Australia. German 10-year bund futures (+3.5%) rose to all-time highs. In the U.S., strong demand for safety pushed the benchmark 10-year note to a record low of 1.5309% with 30-year yields approaching their 2008 bottom.

          The Fund’s allocations to currencies yielded exceptional results in May as the U.S. dollar advanced sharply in a general flight to safety. Heightened European instability and slowing global growth hurt equity markets while driving the Dollar Index to a 5.4% gain and a 21-month high. The euro slid 6.6% as regional unemployment hit 10.9%, a 15-year high. U.K. retail sales dropped the most over two years, pushing the British pound 5.0% lower versus the U.S. dollar. The Australian dollar fell 6.2% as the RBA unexpectedly cut its key lending rate 50 basis points to 3.75%. Only the Japanese yen (+1.8%) managed to rise against the U.S. dollar in relatively quiet trade.

          The Fund’s positions in the metals sector generated significant gains in May. Precious and industrial metals fell as a risk-off mentality began to permeate futures markets once again on renewed fears of a global economic recession. Euro-zone service and manufacturing sector data showed contraction for the ninth consecutive month, adding to concerns about the health of the global economy. Manufacturing data in China continued to reveal slowing growth, pushing down industrial metal. LME and Comex copper fell for four consecutive weeks while LME aluminum slumped 5.9%. All base metals, with the exception of zinc, established new lows for 2012 in May, as did Comex gold (-6.1%) and silver (-10.3%).

          The Fund’s allocation to the energy sector produced robust gains, benefitting from the sharp decline in the petroleum complex as ample supply and slack demand pressured prices. After several months of consolidation in crude, technical breaks below support levels led to a significant decline in both Nymex and Brent futures, dropping 17.5% and 14.7% respectively. In natural gas, the well-established down-trend was finally broken as multi-year lows spurred buying interest. Mild spring weather and warm near-term forecasts helped support prices on increased cooling needs.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

Selling Agent

          Effective June 1, 2012, Superfund USA, LLC was appointed the exclusive selling agent of the Fund to consult with and advise the Fund, and, on its best efforts basis, to assist the Fund with the solicitations of subscriptions for the Units in connection with the Fund’s offering of the Units. Prior to the appointment, Superfund USA, Inc. (now known as Superfund USA Holdings, Inc.), served as the exclusive selling agent of the

Fund. Superfund USA, LLC is a wholly owned subsidiary of Superfund USA Holdings, Inc. Superfund USA, LLC is located at 850 West Jackson Boulevard, Suite 600, Chicago, Illinois 60607.

Introducing Broker

          Effective June 1, 2012, Superfund Asset Management, LLC began serving as an introducing broker for the Fund. Superfund Asset Management, LLC replaces Superfund Asset Management, Inc., which served as introducing broker for the Fund from its inception. Superfund Asset Management, LLC is a wholly owned subsidiary of Superfund USA Holdings, Inc.

Sale of MF Global Claims

          On October 31, 2011, MF Global, Inc. (“MF Global”), one of the Fund’s clearing brokers at the time, reported to the Securities and Exchange Commission (“SEC”) and the Commodity Futures Trading Commission (“CFTC”) possible deficiencies in customer segregated accounts held at the firm. As a result, the SEC and CFTC determined that a liquidation led by the Securities Investor Protection Corporation (“SIPC”) would be the safest and most prudent course of action to protect customer accounts and assets, and SIPC initiated the liquidation of MF Global under the Securities Investor Protection Act.

          The Fund held assets on deposit in accounts at MF Global as of October 31, 2011, the date that the liquidation proceedings commenced. After consideration of the Fund’s exposure to MF Global, and based upon available information, the General Partner caused the Fund to take a reserve, and thereby reduced the Fund’s net asset value, equal to 22% of the value of the Fund’s assets frozen at MF Global, or approximately $867,000.

          Since the Fund’s initial 22% reserve was taken, an active market has developed for MF Global claims similar to the Fund’s. As a result, the General Partner recently received bids from third parties for the purchase of the Fund’s MF Global claims. Following this process, the General Partner determined it was in the best interests of the Fund to sell its MF Global claims, and the Fund closed on the sale in the amount of $2,676,797 on June 11, 2012. Although the sale did not formally close until June 11, 2012, following discussions with the Fund’s auditors the General Partner determined that generally accepted accounting principles required the sale to be recognized in May 2012. Because the sale price did not match the amount of the Fund’s assets on deposit at MF Global as reduced by the 22% reserve, each Series recognized a small change in value as of May 31, 2012 as a result of the sale. Due to the manner in which each Series’ assets were held at MF Global, the sale price for Series A’s claim was slightly more than the amount of Series A’s assets on deposit at MF Global (as reduced by the amount the reserve taken, as described above), while the sales price for Series B’s claim was slightly less than the amount of Series B’s assets on deposit at MF Global (as reduced by the amount of the reserve taken, as described above). As a result, the net asset value of the Series A Units increased by approximately 0.13% (or approximately $1.82 per Unit) and the net asset value of the Series B Units was reduced by approximately 0.12% (or approximately $1.92 per Unit). Following this sale, the Fund no longer has any exposure to MF Global.

SUPERFUND GREEN, L.P. – SERIES A
MAY 2012 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended May 31, 2012)

STATEMENT OF INCOME
May 2012

Investment income, interest	$1,368

Expenses
Management fee	44,969
Ongoing offering expenses	24,307
Operating expenses	3,646
Selling Commissions	97,230
Other expenses	(40,663)
Incentive fee	—
Brokerage commissions	55,922

Total expenses	185,410

Net investment gain (loss)	(184,041)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	2,672,021
Net change in unrealized appreciation (depreciation) on futures and forward contracts	1,465,086

Net gain(loss) on investments	4,137,107

Net increase (decrease) in net assets from operations	$3,953,065

STATEMENT OF CHANGES IN NET ASSET VALUE
May 2012
Net assets, beginning of period	$25,953,699

Net increase (decrease) in net assets from operations	3,953,065

Capital share transactions
Issuance of shares	198,092
Redemption of shares	(1,106,145)

Net increase(decrease) in net assets from capital share transactions	(908,053)

Net increase(decrease) in net assets	3,045,012

Net assets, end of period	$28,998,711

NAV Per Unit, end of period	$1,395.02

SUPERFUND GREEN, L.P. – SERIES B
MAY 2012 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended May 31, 2012)

STATEMENT OF INCOME
May 2012

Investment income, interest	$1,461

Expenses
Management fee	49,666
Ongoing offering expenses	26,846
Operating expenses	4,027
Selling Commissions	107,385
Other expenses	33,728
Incentive fee	—
Brokerage commissions	81,946

Total expenses	303,597

Net investment gain(loss)	(302,136)

Realized and unrealized gain(loss) on investments
Net realized gain(loss) on futures and forward contracts	4,063,311
Net change in unrealized appreciation (depreciation) on futures and forward contracts	2,359,684

Net gain(loss) on investments	6,422,995

Net increase (decrease) in net assets from operations	$6,120,858

STATEMENT OF CHANGE IN NET ASSET VALUE
May 2012
Net assets, beginning of period	$26,832,505

Net increase (decrease) in net assets from operations	6,120,858

Capital share transactions
Issuance of shares	46,203
Redemption of shares	(972,014)

Net increase (decrease) in net assets from capital share transactions	(925,810)
Net increase(decrease) in net assets	5,195,048

Net assets, end of period	$32,027,553

NAV Per Unit, end of period	$1,556.53

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/ Nigel James
Nigel James, President
Superfund Capital Management, Inc.
General Partner
Superfund Green, L.P.